UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ________________________ to ________________

Commission file number: 001-03761

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TI 401(k) SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

TEXAS INSTRUMENTS INCORPORATED
12500 TI Boulevard
P.O. Box 660199
Dallas, Texas 75266-0199

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

TI 401(k) Savings Plan
As of December 31, 2015 and 2014, and for the Year Ended December 31, 2015
With Report of Independent Registered Public Accounting Firm

TI 401(k) Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2015 and 2014,
and for the Year Ended December 31, 2015

Contents

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Report of Independent Registered Public Accounting Firm

The Administration Committee
TI 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the TI 401(k) Savings Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the TI 401(k) Savings Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the TI 401(k) Savings Plan's financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

June 24, 2016

TI 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31 2015	December 31 2014
	(In Thousands)	
Assets		
Plan interest in the Master Trust	**$ 1,087,919**	$ 1,151,982
Notes receivable from participants	**8,010**	8,922
Contributions receivable from participants	**–**	374
Contributions receivable from sponsor	**–**	133
Total assets	**1,095,929**	1,161,411
Liabilities		
Accrued expenses	**350**	350
Net assets available for benefits	**$ 1,095,579**	$ 1,161,061

See accompanying notes.

TI 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits
(In Thousands)

Year Ended December 31, 2015

Plan interest in net investment gain from Master Trust	$ 11,107
Interest income on notes receivable from participants	376
Contributions:	
Participant	20,238
Employer	3,746
Rollovers	244
	24,228
Benefits paid to participants	(100,016)
Administrative expenses	(1,177)
Net decrease	(65,482)
Net assets available for benefits:	
Beginning of year	1,161,061
End of year	$ 1,095,579

See accompanying notes.

TI 401(k) Savings Plan

Notes to Financial Statements

December 31, 2015

1. Description of the Plan

Texas Instruments Incorporated (TI or the Company) has two defined contribution plans for U.S. participants. One of the plans, the TI 401(k) Savings Plan (the Savings Plan), is closed to new participants. The other plan, the TI Contribution and 401(k) Savings Plan (the C&S Plan), is open to new participants. This report concerns the closed plan.

The following description of the Savings Plan provides only general information. Participants should refer to the Savings Plan document for a more complete description of the Savings Plan's provisions.

General

The Savings Plan was adopted effective January 1, 1973. In the fall of 1997, each participant elected to either remain in the Savings Plan or discontinue participation and have assets representing the value of his or her Savings Plan accounts transferred into the C&S Plan on January 5, 1998. The Company closed the Savings Plan to new participants as of December 1, 1997.

The Savings Plan is a defined contribution plan designed to comply with the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Savings Plan is administered by the Administration Committee of the Company. The Retirement Investment Committee of the Company is responsible for the Savings Plan's investment options.

Eligibility/Participation

Participants in the Savings Plan are (i) individuals who were participants in the Savings Plan on December 1, 1997, and who elected to continue participation in the Savings Plan and not participate in the C&S Plan; (ii) prior Burr-Brown Pension Plan participants who elected to begin participating in the Savings Plan on January 1, 2001; or (iii) former employees of certain acquired companies for whom account balances with their previous employer were transferred into the Savings Plan.

1. Description of the Plan (continued)

Participants' Accounts

Participants may have one or more of the following accounts within the Savings Plan: a 401(k) Account which consists of 401(k) contributions, employer matching contributions, and rollovers from other qualified plans; a Contribution Account for contributions made pursuant to the C&S Plan that were subsequently transferred to the Savings Plan; a Universal Profit Sharing Account (Profit Sharing Account); and a Voluntary Employee Contribution Account (VEC Account).

Participant accounts are credited with the participant's contributions, employer contributions (as defined by the Savings Plan), and allocations of Savings Plan earnings. Savings Plan earnings are allocated based on the participant's share of net earnings or losses of their respective elected investment options. Expenses of administering the Savings Plan and its related trust are deducted from participants' accounts to the extent not paid by the Company.

Contributions

The Savings Plan receives contributions from TI and from participants. Participant contributions are made through periodic payroll deductions, which are limited to the lesser of the amount permitted by Savings Plan provisions or the Internal Revenue Code (the Code). Such contributions are credited to the participant's 401(k) Account. The maximum contribution rate is 50% of the participant's eligible compensation, as defined by the Savings Plan.

The Savings Plan allows catch-up contributions (contributions described in the Economic Growth and Tax Relief Reconciliation Act of 2001, that are in excess of the limits discussed in the preceding paragraph) to participants who attained age 50 or older before the close of the Savings Plan year.

Effective July 1, 2010, a Roth post-tax TI 401(k) contribution option was made available in addition to the traditional pre-tax option.

TI matches up to 50% of a participant's salary deferrals, provided that the aggregate match does not exceed 2% of the participant's eligible compensation, as defined by the Savings Plan, for the Savings Plan year. For the prior Burr-Brown pension plan participants who elected to participate in the Savings Plan, TI matches up to 25% of a participant's salary deferrals, not to exceed 3.75% of the participant's eligible compensation, as defined by the Savings Plan, for the Savings Plan year. The employer matching contributions are credited to the participant's 401(k) Account.

1. Description of the Plan (continued)

Investments

Investment assets of the Savings Plan are held in various investment accounts of the Texas Instruments Incorporated Defined Contribution Plan Master Trust (Master Trust) under a trust agreement with Northern Trust Company (Northern Trust). The assets of the C&S Plan are also held in the Master Trust. Investments in the Master Trust as of December 31, 2015 and 2014, are presented in Note 3. The Savings Plan's ownership in the Master Trust is denominated in units. Units represent the value of participants' accounts in the Savings Plan.

Interest and dividends and net appreciation (depreciation) in the fair value of investments are allocated among the participating plans in the Master Trust based on the respective number of units held by each plan. Administrative expenses are primarily allocated on a per participant basis. Contributions received, benefits paid, and direct expenses of the participating plans effectively increase or decrease the number of units held by each plan.

Participants in their sole discretion may direct contributions and salary deferrals to be invested in and transferred among various investment funds.

Notes Receivable from Participants

Notes receivable from participants represent participant loans. Each loan a participant takes shall be deducted from his or her account, as described in the loan policy adopted under the Savings Plan; shall be secured by that portion of the participant's account balance deducted for the loan; and shall be made for such periods of time, not to exceed five years (except in the case of a residential loan), upon such rate of interest, and subject to other limitations, terms and conditions as the Administration Committee shall determine. The amount of loans available for each participant is limited, as described in the loan policy under the Savings Plan.

Distributions and Vesting

Each participant is 100% vested in his or her accounts. Upon a participant's termination of employment such participant shall be entitled to receive the full amount of his or her accounts, subject to repayment of outstanding loans. A participant whose account balances total less than $1,000 will receive an automatic distribution 90 days after the date of his or her termination.

1. Description of the Plan (continued)

Withdrawals

A participant, while employed, has the right to withdraw an amount from his or her accounts on or after the earlier of his or her (i) attainment of age 59 1/2 years or (ii) being determined to be disabled. A participant may withdraw an amount from his or her Profit Sharing Account at any time, provided the amount withdrawn is at least $500 or 100% of the account balance, whichever is smaller.

A participant has the right to make a withdrawal from his or her VEC Account at any time, provided the amount withdrawn is at least $500 or 100% of the account balance, whichever is smaller.

Certain further limitations on withdrawals are described in the Savings Plan document.

Termination of the Plan

Although there is no current intention to do so, TI may discontinue the Savings Plan by giving written notice to the Administration Committee and Savings Plan trustee, subject to the provisions of ERISA.

2. Summary of Significant Accounting Policies

Accounting Standards Issued and Adopted

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07 *Fair Value Measurements and Disclosures (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07)*. In accordance with such guidance, the notes to the Savings Plan's financial statements no longer categorize within the fair value hierarchy table certain investments for which fair value is not readily available but is measured using the net asset value per share. ASU 2015-07 is effective for the 2016 fiscal year. The notes to the financial statements reflect the early adoption and retrospective application of ASU 2015-07.

In July 2015, the FASB issued ASU 2015-12 *Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (ASU 2015-12)*. Only Part II of ASU 2015-12 is applicable to the Savings Plan. Part II of ASU 2015-12 simplifies the reporting of investments. As a result, the notes to the Savings Plan's financial statements are no longer required to and do not disclose individual investments that represent 5% or more of net assets

2. Summary of Significant Accounting Policies (continued)

available for benefits. It also simplifies the level of disaggregation of investments that are measured using fair value. As a result, the notes to the Savings Plan's financial statements are no longer required to and do not disaggregate investments by nature, characteristics, and risk but continue to disaggregate investments by general type. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015. The notes to the financial statements reflect the early adoption and retrospective application of Part II of ASU 2015-12.

Investment Valuation and Income Recognition

The Savings Plan measures and reports financial assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Valuation methodologies used for the Master Trust assets are:

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment companies: Valued using published market prices, which represent the net asset value of shares held by the Savings Plan at year-end.

Common/collective trusts: Valued at net asset value based on the underlying investments of the trust as determined by the sponsor of the trust.

The three-level hierarchy below indicates the extent and level of judgment used to estimate fair value measurements.

Level 1 Uses unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the reporting date.

Level 2 Uses inputs other than Level 1 that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment because the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data.

2. Summary of Significant Accounting Policies (continued)

Level 3 Uses inputs that are unobservable or supported by little or no market activity and reflect significant management judgment. These values are generally determined using pricing models that utilize management's estimates of market participant assumptions. As of December 31, 2015 and 2014, there were no Level 3 assets or liabilities.

Master Trust assets classified as common stocks and registered investment companies, including those assets in the brokerage window, are required to be disclosed based on the three-level hierarchy above.

The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Administration Committee believes that these methodologies are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, the Master Trust assets at fair value as of December 31, 2015 and 2014 (dollars in thousands), indicating for each asset, except the common/collective trust assets the applicable level within the fair value hierarchy. With the adoption of ASU 2015-07 common/collective trust assets are no longer subject to disclosure by level, but have been included in the tables below to permit reconciliation to the total Master Trust assets presented in Note 3. Prior year amounts have been retrospectively adjusted for consistency in presentation as required upon adoption of ASU 2015-07 and ASU 2015-12.

	December 31, 2015		
	Level 1	**Level 2**	**Total**
TI Common Stock [(a)]*	$ 704,020	$ –	$ 704,020
Registered Investment Company [(a)]	116,315	–	116,315
Brokerage Window [(a)]**	364,774	19,125	383,899
Total assets in fair value hierarchy table	$ 1,185,109	$ 19,125	$ 1,204,234
Common/Collective Trusts [(b)]			3,640,539
Total Master Trust assets			$ 4,844,773

2. Summary of Significant Accounting Policies (continued)

	December 31, 2014		
	Level 1	Level 2	Total
TI Common Stock [(a)]*	$ 739,927	$ –	$ 739,927
Registered Investment Company [(a)]	115,079	–	115,079
Brokerage Window [(a)]**	358,510	18,078	376,588
Total assets in fair value hierarchy table	$ 1,213,516	$ 18,078	$ 1,231,594
Common/Collective Trusts [(b)]			3,682,327
Total Master Trust assets			$ 4,913,921

* The TI common stock held by the Savings Plan is the principal component of the TI Stock Fund. The TI Stock Fund also includes an investment in the Northern Trust Short Term Investment Fund to provide liquidity, which during the periods presented allowed participants to buy and sell the TI Stock Fund on a daily basis without the usual three-day trade settlement period for individual stock transactions. Participant ownership in the TI Stock Fund is measured in units of the fund instead of in shares of TI common stock.

** The Brokerage Window is provided for participants who want more investment choices than the core options offered by the Savings Plan. Through the window, participants have access to the wide range of funds and securities available from Fidelity Investments. As of December 31, 2015 and 2014, the investment holdings of the participants via the window included a large variety of mutual funds, exchange-traded funds and individual securities, with no material concentration in any one investment or industry.

<u>Ability of the Plan's administrator to Redeem the Funds at the Plan Level</u>

(a) Redemptions allowed with one day's notice.

(b) Redemptions allowed with one day's notice (Northern Trust funds) and 30 days' notice (BlackRock funds).

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The investment funds offered to participants in the Savings Plan largely consist of low-cost, broad-market index funds to mitigate risks of concentration within market sectors. Other than the TI Stock Fund, each of the funds is diversified across a wide number of securities within its stated asset class.

The Savings Plan invests in securities that are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain securities, it is at least reasonably possible that changes in the values of such securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

2. Summary of Significant Accounting Policies (continued)

Related-Party Transactions

Certain Savings Plan investments in the common/collective trusts are managed by Northern Trust. Northern Trust is the trustee as defined by the Savings Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Savings Plan's assets are invested in the Company's common stock. Because the Company is the Savings Plan's sponsor, transactions involving the Company's common stock qualify as party-in-interest transactions. All of these transactions are exempt from ERISA's prohibited transaction rules.

Basis of Accounting

The financial statements of the Savings Plan are prepared using the accrual basis of accounting. Benefit payments are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balances plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant's loan to be a distribution, the participant's loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Interest in Master Trust

The Savings Plan's investments are held in the Master Trust, which was established for the investment of assets of the Savings Plan and the C&S Plan sponsored by TI (see Note 1). Each Plan's interest in the investments held in the Master Trust is based on the account balances of the participants' elected investment options. The percentage interest the Savings Plan holds in each investment type of the Master Trust at December 31, 2015 and 2014, is summarized as follows (dollars in thousands):

	2015		2014	
	Master Trust Fair Value	Savings Plan Percentage Interest	Master Trust Fair Value	Savings Plan Percentage Interest
TI Common Stock	$ 704,020	30%	$ 739,927	31%
Registered Investment Company	116,315	8	115,079	7
Brokerage Window	383,899	27	376,588	29
Common/Collective Trusts	3,640,539	21	3,682,327	21
Total Master Trust assets	$ 4,844,773		$ 4,913,921	

At December 31, 2015 and 2014, the Savings Plan's portion of the Master Trust assets was approximately 22%, or $1.088 billion, and 23%, or $1.152 billion, respectively.

Net investment gain of the Master Trust for the year ended December 31, 2015 is summarized as follows (dollars in thousands):

	Net Appreciation/ (Depreciation) in Fair Value of Investments	Interest and Dividends	Net Investment Gain/(Loss)
TI Common Stock	21,271	18,869	40,140
Registered Investment Company:	2,493		2,493
Brokerage Window	(22,098)	8,802	(13,296)
Common/Collective Trusts	3,372	812	4,184
Net Investment Gain of the Master Trust	$ 5,038	$ 28,483	$ 33,521

The Savings Plan's portion of the net investment gain of the Master Trust was approximately 33%, or $11.1 million, for the year ended December 31, 2015.

4. Income Tax Status

The Savings Plan received a determination letter from the Internal Revenue Service (IRS) dated March 4, 2013, stating that the Savings Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. As required under the current IRS determination letter program, the Savings Plan filed for a new determination letter on January 29, 2016. The Savings Plan is required to operate in conformity with the Code to maintain its qualification. The Administration Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

U.S. GAAP requires the Administration Committee to evaluate uncertain tax positions taken by the Savings Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Administration Committee has analyzed the tax positions taken by the Savings Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Savings Plan has recognized no interest or penalties related to uncertain tax positions. The Savings Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Administration Committee believes it is no longer subject to income tax examinations for years prior to 2012.

5. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	December 31 2015	December 31 2014
Net assets available for benefits per the financial statements	**$ 1,095,579**	$ 1,161,061
Less benefits payable	**(11)**	(370)
Net assets available for benefits per the Form 5500	**$ 1,095,568**	$ 1,160,691

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (in thousands):

	Year Ended December 31 2015
Benefits paid to participants per the financial statements	$ 100,016
Plus benefits payable at December 31, 2015	11
Less benefits payable at December 31, 2014	(370)
Benefits paid to participants per the Form 5500	$ 99,657

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment prior to December 31 but had not been paid as of that date.

6. Subsequent Event

Effective April 1, 2016, the TI Stock Fund was frozen to new investments (contributions, transfers into the fund and TI stock dividends).

Supplemental Schedule

TI 401(k) Savings Plan

Form 5500, Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

EIN: 75-0289970
Plan #: 017

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
				(In Thousands)
*	Participants	Loans with interest rates ranging from 4.25% to 10.00% with various maturities	$ –	$ 8,010

* Indicates party-in-interest to the Savings Plan.

EXHIBITS

Designation of Exhibit in this Report	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TI 401(k) SAVINGS PLAN

By: ______________________

Ben Carter

Chair, Administration Committee

Date: June 24, 2016

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 Nos. 33-54615 and 333-197792) pertaining to the TI 401(k) Savings Plan of our report dated June 24, 2016, with respect to the financial statements and schedule of the TI 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2015.

Ernst & Young LLP

Dallas, Texas

June 24, 2016